UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 1-12981

Hamilton Precision Metals

401(k) Employee Savings Plan

(Full title of the plan)

AMETEK, Inc.

1100 Cassatt Road, P.O. Box 1764

Berwyn, Pennsylvania 19312-1177

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Hamilton Precision Metals 401(k) Employee Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Hamilton Precision Metals 401(k) Employee Savings Plan

Statements of Assets Available for Benefits

(Unaudited)

	December 31,
	2011	2010
Assets:
Investments	$2,848,114	$2,829,082
Investment in the AMETEK, Inc. Master Trust	33,277	44

Total investments, at fair value	2,881,391	2,829,126

Notes receivable from participants	88,467	39,651

Assets reflecting investments at fair value	2,969,858	2,868,777

Adjustment from fair value to contract value for Common Collective Trust	(42,392)	(34,429)

Assets available for benefits	$2,927,466	$2,834,348

See accompanying notes.

Hamilton Precision Metals 401(k) Employee Savings Plan

Statements of Changes in Assets Available for Benefits

(Unaudited)

	Year Ended December 31,
	2011	2010
Additions:
Contributions:
Employer	$72,859	$64,450
Participant	209,596	183,679

	282,455	248,129

Investment income:
Net (depreciation) appreciation in fair value of investments	(58,774)	208,202
Interest and dividend income from investments	67,526	59,552
Plan interest in the AMETEK, Inc. Master Trust	855	1

	9,607	267,755

Interest income on notes receivable from participants	2,153	610

Total additions	294,215	516,494

Deductions:
Benefits paid to participants	(201,097)	(108,699)

Net increase	93,118	407,795

Assets available for benefits:
Beginning of year	2,834,348	2,426,553

End of year	$2,927,466	$2,834,348

See accompanying notes.

Hamilton Precision Metals 401(k) Employee Savings Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

1. Description of the Plan

General

The following description of the Hamilton Precision Metals 401(k) Employee Savings Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from Hamilton Precision Metals, Inc. (the “Company” or the “Plan Sponsor”).

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees whose employment is governed by the terms of a collective bargaining agreement with Hamilton Precision Metals, Inc., an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.

Participant Eligibility

A Hamilton Precision Metals, Inc. union classified employee age 18 or older, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the first day of the month following the completion of six months of service.

Contributions

Each year, participants have an opportunity to invest up to 100% before tax of their annual compensation, as defined by the Plan, in multiples of one percent, subject to Internal Revenue Service (“IRS”) annual limits except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. The qualified default investment is the Vanguard Wellington Fund until the participant changes their elections. Effective February 29, 2012, the Plan added the Vanguard Target Retirement Date Funds, which became the new qualified default investment alternative. See Note 8.

The Plan provides for employer contributions equal to 50% of compensation contributed by each participant, up to a maximum percentage ranging from 1% to 6% of the participants’ compensation as determined by the terms of the collective bargaining agreement. Matching employer contributions are paid to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year and are allocated in the same manner as that of the participant’s elections.

Forfeited employer contributions, which are insignificant in amount, are used to reduce future employer contributions or to pay Plan administrative expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the employer’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting

Participants are fully vested at all times in participant contributions, employer matching contributions and related earnings.

Hamilton Precision Metals 401(k) Employee Savings Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. The interest rate on loans outstanding at December 31, 2011 and 2010 was 4.25%. Principal and interest is paid ratably through payroll deductions.

Master Trust

The AMETEK Stock Fund of certain employee savings plans of AMETEK, Inc. (“AMETEK”) are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Vanguard Fiduciary Trust Company (“Trustee”). Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. A small portion of the AMETEK Stock Fund may also be invested in short-term securities to help accommodate daily transactions.

The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25 percent of their contributions in the AMETEK Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the AMETEK Stock Fund to the extent the transfer would result in more than 25 percent of the participants’ total account balance being invested in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

The Plan’s interest in the assets of the Master Trust was less than one percent at both December 31, 2011 and 2010. The value of the assets held by the Master Trust was $57,098,632 and $54,855,739 at December 31, 2011 and 2010, respectively.

A summary of the investment income for the assets held by the Master Trust was as follows:

	Year Ended December 31,
	2011	2010
Net appreciation in fair value of investment	$3,873,330	$19,288,304
Interest and dividend income on investment	203,315	153,872

Total investment income	$4,076,645	$19,442,176

Hamilton Precision Metals 401(k) Employee Savings Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.

Administrative Expenses

Except for loan origination fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.

Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant will receive the value of his or her separate vested account.

Hamilton Precision Metals 401(k) Employee Savings Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements are unaudited because the number of participants in the Plan is fewer than the number of participants which would require audited financial statements under ERISA. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK Stock Fund is valued at its year end unit closing price.

The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). This fund is recorded at fair value, which is based on information reported by the issuer of the common collective trust at year end. See Note 4. However, since these investment contracts are fully benefit-responsive, an adjustment is reflected in the statements of assets available for benefits to present these investments at contract value. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Hamilton Precision Metals 401(k) Employee Savings Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

3. Investment Programs

At December 31, 2011 and 2010, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan.

As of December 31, 2011, a participant may direct contributions (up to certain specified limits) in any of the following investment options:

•	AMETEK Stock Fund
•	Vanguard Retirement Savings Trust
•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund(1)
•	Vanguard LifeStrategy Funds
•	Vanguard Wellington Fund
•	Vanguard Windsor II Fund(2)
•	Vanguard PRIMECAP Fund(2)
•	Vanguard Small-Cap Index Fund(2)
•	Vanguard 500 Index Fund(2)
•	Vanguard Emerging Markets Stock Index Fund(3)
•	BlackRock Inflation Protected Bond Fund(1)
•	Keeley Small Cap Value Fund(2)
•	Thornburg International Value Fund(3)
•	Wells Fargo Advantage Discovery Fund(2)

(1)	Represents Fixed-Income Securities Level 1 investments. See Note 4.
(2)	Represents Domestic Equities Level 1 investments. See Note 4.
(3)	Represents International Equities Level 1 investments. See Note 4.

Participants may change their investment options or transfer existing account balances to other investment options daily.

The fair values of individual investments that represent five percent or more of the Plan’s assets are as follows:

	December 31,
	2011	2010
Vanguard Retirement Savings Trust (stated at contract value)	$872,277	$839,739
Vanguard 500 Index Fund	785,552	772,423
Vanguard LifeStrategy Moderate Growth Fund	326,471	360,266
Vanguard LifeStrategy Growth Fund	272,086	259,059
Vanguard LifeStrategy Conservative Growth Fund	228,393	271,679
BlackRock Small Cap Growth Equity Portfolio Fund*	—	146,543

*	At December 31, 2011, the Plan no longer offered this fund as an investment option.

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought, sold, as well as, held during the year) in registered investment companies (depreciated) appreciated in value ($58,774) and $208,202, respectively.

Hamilton Precision Metals 401(k) Employee Savings Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

4. Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The AMETEK Stock Fund held by the Master Trust is considered a level 2 investment within the fair value hierarchy.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2011
	Total	Level 1	Level 2
Fixed-Income Securities(1)	$44,396	$44,396	$—
Vanguard LifeStrategy Funds(2)	826,950	826,950	—
Vanguard Wellington Fund(3)	17,890	17,890	—
Mutual Funds – Domestic Equities	983,645	983,645	—
Mutual Funds – International Equities	60,564	60,564	—
Vanguard Retirement Savings Trust(4)	914,669	—	914,669

Total Investments (excluding Master Trust) at Fair Value	$2,848,114	$1,933,445	$914,669

	December 31, 2010
	Total	Level 1	Level 2
Fixed-Income Securities(1)	$18,298	$18,298	$—
Vanguard LifeStrategy Funds(2)	891,004	891,004	—
Vanguard Wellington Fund(3)	15,677	15,677	—
Mutual Funds – Domestic Equities	955,521	955,521	—
Artio International Equity Fund II	74,414	74,414	—
Vanguard Retirement Savings Trust(4)	874,168	—	874,168

Total Investments (excluding Master Trust) at Fair Value	$2,829,082	$1,954,914	$874,168

(1)	This category includes investments primarily in U.S. and international government and corporation bonds designed to minimize the adverse effects of interest rate fluctuations. There are currently no redemption restrictions on these investments.
(2)	This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These registered investment company funds share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.
(3)	This category includes registered investment company funds that are designed to try and outperform market returns with moderate movements in share values through a mix of primarily fairly large, well-known U.S. stocks and U.S. Treasury bonds. There are currently no redemption restrictions on these investments.
(4)	This category includes investments primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income. There are currently no redemption restrictions on these investments.

Hamilton Precision Metals 401(k) Employee Savings Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

5. Income Tax Status

The underlying prototype plan of the Trustee has received an opinion letter from the IRS dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2008.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2011	2010
Assets available for benefits per the financial statements	$2,927,466	$2,834,348
Adjustment from contract value to fair value for Common Collective Trust	42,392	34,429

Assets available for benefits per Form 5500	$2,969,858	$2,868,777

The following is a reconciliation of total additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2011:

Total additions per the financial statements	$294,215
Add: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2011	42,392
Less: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2010	(34,429)

Total income per Form 5500	$302,178

7. Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (“ASU 2010-06”). ASU 2010-06 provides amendments that clarify existing disclosures and require new disclosures related to fair value measurements, providing greater disaggregated information on each class of assets and liabilities and more robust disclosures on transfers between levels 1 and 2, and activity in level 3 fair value measurements. The Plan adopted the applicable provisions within ASU 2010-06 effective January 1, 2010. The Plan adopted the level 3 disclosure requirements of ASU 2010-06 effective January 1, 2011. The adoption of ASU 2010-06 did not have a significant impact on the Plan’s fair value disclosures.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan has evaluated ASU 2011-04 and does not expect its adoption will have a significant impact on the Plan’s financial statements.

8. Subsequent Event

Effective February 29, 2012, the Plan added the Vanguard Target Retirement Date Funds, which became the new qualified default investment alternative. All new employees hired on or after March 1, 2012 who do not direct their investments will be defaulted into the age appropriate Vanguard Target Retirement Date Fund.

Hamilton Precision Metals 401(k) Employee Savings Plan

EIN 14–1682544 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(Unaudited)

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Vanguard Retirement Savings Trust*	Common/Collective Trust	$914,669
Vanguard Total Bond Market Index Fund*	Registered Investment Company	32,448
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	228,393
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	272,086
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	326,471
Vanguard Wellington Fund*	Registered Investment Company	17,890
Vanguard Windsor II Fund*	Registered Investment Company	18,655
Vanguard Small-Cap Index Fund*	Registered Investment Company	13,181
Vanguard 500 Index Fund*	Registered Investment Company	785,552
Vanguard PRIMECAP Fund*	Registered Investment Company	4,697
BlackRock Inflation Protection Bond Fund	Registered Investment Company	11,948
Keeley Small Cap Value Fund	Registered Investment Company	16,321
Thornburg International Value Fund	Registered Investment Company	60,564
Wells Fargo Advantage Discovery Fund	Registered Investment Company	145,239

	Total investments	2,848,114

Notes Receivable from Participants*	Interest rate is 4.25%	88,467

		$2,936,581

*	Indicates party–in–interest to the Plan.

Historical cost column is not included as all investments are participant–directed.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hamilton Precision Metals
401(k) Employee Savings Plan
(Name of Plan)

Date: June 25, 2012	By:	/s/ John J. Molinelli
John J. Molinelli
Member, Savings and Investment Committee